As filed with the Securities and Exchange Commission on April 18, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Lightstone Value Plus Real Estate Investment Trust, Inc.

(Name of Subject Company (Issuer))

Lightstone Value Plus Real Estate Investment Trust, Inc.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

53227A103

(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.

c/o The Lightstone Group

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

(732) 367-0129

 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Peter M. Fass, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036-8299

Tel: (212) 969-3000

Fax: (212) 969-2900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No: N/A

Filing Party:   N/A Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

Item 12.	Exhibits

Exhibit No.	Description

99.1

Disclosure in Item 8.01 to Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) Current Report

on Form 8-K (File No. 000-52610), filed with the Securities and Exchange Commission on April 18, 2013,

describing the tender offer.

99.2	Press release dated April 18, 2013.

Additional Information and Where to Find It

The attached exhibits do not constitute an offer to buy or the solicitation of an offer to sell any shares of common stock of the Company. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the offer. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase, the letter of transmittal and other related materials that will be filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from the Company’s information agent to be appointed in connection with the offer.